John B. Meade +1 212 450 4077 john.meade@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Confidential

September 21, 2021
Re:	Loyalty Ventures Inc. Registration Statement on Form 10-12B Filed September 1, 2021 CIK No. 0001870997
CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Donald Field
Jennifer López

Dear Mr. Field and Ms. López:

On behalf of our client, Loyalty Ventures Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form 10-12B (the “Registration Statement”) contained in the Staff’s letter dated September 13, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement on Form 10-12B (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comment) correspond to pages and captions in Amendment No. 1.

Registration Statement on Form 10-12B Filed September 1, 2021

Preliminary Information Statement

Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation, page 37

1.	We note your response to comment 5 and reissue in part. We note that this risk factor references a Federal Forum Provision which is contained in your amended and restated articles of incorporation. We also note, however, that Exhibit 3.1 does not contain a Federal Exclusive Forum Provision for Securities Act claims. Please reconcile your disclosure and Exhibit 3.1, as applicable.

Response:      In response to the Staff’s comment, the Company has revised the disclosure on pages 37 to 38 and 114 of Amendment No. 1. The Company is also refiling revised Exhibits 3.1 and 3.2 to reflect the Federal Forum Provision in our amended and restated certificate of incorporation.

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Please do not hesitate to contact me at (212) 450-4077 or john.meade@davispolk.com if you have any questions regarding the foregoing or if we can provide additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:

Cynthia L. Hageman, General Counsel of the Company

Laura Santillan, Chief Accounting Officer of the Company

Louis L. Goldberg, Davis Polk & Wardwell LLP

September 21, 2021	2